UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 15, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1920406
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor

New York, New York 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares, Series 327 Class A Ordinary Shares, Series 330 Class A Ordinary Shares, Series 332 Class A Ordinary Shares, Series 334 Class A Ordinary Shares, Series 337 Class A Ordinary Shares, Series 349 Class A Ordinary Shares, Series 352 Class A Ordinary Shares, Series 355 Class A Ordinary Shares, Series 358 Class A Ordinary Shares, Series 369 Class A Ordinary Shares, Series 371 Class A Ordinary Shares, Series 375 Class A Ordinary Shares, Series 384 Class A Ordinary Shares, Series 388 Class A Ordinary Shares, Series 390 Class A Ordinary Shares, Series 398 Class A Ordinary Shares, Series 400 Class A Ordinary Shares, Series 413 Class A Ordinary Shares, Series 414 Class A Ordinary Shares, Series 431 Class A Ordinary Shares, Series 432 Class A Ordinary Shares, Series 436 Class A Ordinary Shares, Series 447 Class A Ordinary Shares, Series 462 Class A Ordinary Shares, Series 464 Class A Ordinary Shares, Series 466 Class A Ordinary Shares, Series 468 Class A Ordinary Shares, Series 471 Class A Ordinary Shares, Series 474 Class A Ordinary Shares, Series 482 Class A Ordinary Shares, Series 484 Class A Ordinary Shares, Series 487 Class A Ordinary Shares, Series 490 Class A Ordinary Shares, Series 492 Class A Ordinary Shares, Series 493 Class A Ordinary Shares, Series 494 Class A Ordinary Shares, Series 511 Class A Ordinary Shares, Series 518 Class A Ordinary Shares, Series 519 Class A Ordinary Shares, Series 526 Class A Ordinary Shares, Series 529 Class A Ordinary Shares, Series 531 Class A Ordinary Shares, Series 538 Class A Ordinary Shares, Series 539 Class A Ordinary Shares, Series 540 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks Vault 3, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on May 8, 2026, Masterworks Gallery, LLC, as agent for its Series 474 (“Series 474”) and the 474 Segregated Portfolio of Masterworks Cayman, SPC agreed to consign the sole artwork owned by the Company created by Yayoi Kusama (the “Artwork”) to an unaffiliated gallery (the “Consignee”), pursuant to a Letter and Terms of Consignment (the “Consignment Agreement”). A copy of the Consignment Agreement is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on May 8, 2026.

Pursuant to the Consignment Agreement, the Consignee is appointed as the exclusive selling agent of the Artwork and may sell the Artwork to a third-party through June 2, 2026, provided that the Company receives a minimum net proceed amount in connection with the sale (the “Floor Price”). The Floor Price, along with any commission and or profit sharing arrangements, were determined based on arm’s length negotiations among the parties.

On May 12, 2026, the Consignee reached a definitive agreement to sell the Artwork to an undisclosed buyer (the “Buyer”) for $550,000 (net of fees and commissions) (the “Sale Price”) in accordance with the terms and conditions of the Consignment Agreement.

Title of the Artwork shall pass to the Buyer only after the Company receives the full Sale Price. The Company cannot guarantee that the Buyer will make payment in full or that the sale will be completed. Upon the consummation of the above transaction and in accordance with the Company’s Second Amended and Restated Operating Agreement, Series 474 will use the proceeds of the sale of the Artwork to pay or provide for payment of the Series 474’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to Series 474’s shareholders of record, after which Series 474 will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on May 8, 2026)*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 3, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: May 15, 2026